SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

PLIM4: R$ 0.61/shares (Bovespa)
NETC: US$2.20/ADR (1ADR=10 shares - Nasdaq)
XNET: EUR$ 1.34/10 shares (Latibex)
Total Shares: 2,028,855,530
Market Value: R$ R$ 1,237.6 million
Closing Price: 12/06/04

Third Quarter 2004 Financial Results - Revised

São Paulo, December 6, 2004 – Net Serviços de Comunicação S.A. (Bovespa: PLIM4 and PLIM3; Nasdaq: NETC; and Latibex: XNET), the largest Pay-TV multi-service operator in Latin America (NET), and an important provider of bi-directional broadband Internet access (Vírtua) announces today its revised earnings results for the third quarter 2004 (3Q04).

This revision was necessary as after discussing further the sale of Vicom with our auditors, it became clear that a few adjustments would be appropriate to better reflect this transaction.

Sale of Vicom: According to the Relevant Notice disclosed on August 31, 2004, the Company transferred its total stake held in Vicom Ltda. to Comsat Brasil Ltda.. To comply with FAS 144, the Company’s income statement for 3Q04 was revised; so all results provided by Vicom during the first 8 months of 2004 were reclassified. They were condensed in this new income statement and were herein defined as “Discontinued Operations”. The Company’s “Net Income” and “Income per Share” remain unchanged. Although, there were no material changes in the Company’s operating results, the Company understands that it would be more transparent to disclosure these changes.

The following financial information, except where otherwise stated, is presented in U.S. GAAP on a consolidated basis.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Financial Highlights	3Q04	2Q04	Chg.(%)	9M04	9M03	Chg.(%)
(US$ million)			3Q04x2Q04			9M04x9M03

Net Revenues	119.9	111.6	7.4%	342.3	281.0	21.8%
EBITDA	31.6	29.0	8.7%	91.9	70.4	30.5%
EBITDA Margin	26.3%	26.0%		26.9%	25.1%
EBIT	18.9	14.2	33.1%	50.4	20.4	146.0%
Net Income (Loss)	(7.2)	(24.6)	(70.6)	(46.9)	(16.7)	180.5%
Net Debt	238.5	232.7	2.5%	238.5	293.6	(18.8%)
Net Debt / EBITDA (LTM) (a)	2.06	2.06	-	2.06	4.57	-

(a)	Includes Globopar and UCP credits.
(b)	Monthly Pay-TV Gross revenue (excluding sign-in and hook-up revenues) per average connected subscriber in the period.
(c)	Monthly Broadband Gross revenue (excluding sign-in and hook-up revenues) per average connected subscriber in the period.
(d)	3Q04 figures excludes 254 Vicom employees.

Average exchange rate decreased 2.1% from R$ 3.04/US$ in 2Q04 to R$ 2.98/US$ in 3Q04, herein referred as “Real Appreciation”. End period exchange rate decreased 8.0% from R$ 3.11/US$ in 2Q04 to R$ 2.86/US$.

  Net Revenues were 7.4% higher in this quarter and totaled US$ 119.9 million in comparison to the US$ 111.6 million in the previous quarter. Pay-TV monthly-fee readjustments, higher PPV sales, broadband subscriber base growth and the Real Appreciation were the reasons for such increase.

  The Company registered quarterly Consolidated EBITDA of US$ 31.6 million, 8.7% above the US$ 29.0 million recorded in the 2Q04. Part of this increase was due to Real appreciation, as in BR GAAP, EBITDA grew by 1.6% to R$ 95.2 million. This performance shows that the Company is able to implement its sustainable growth strategy and improve its operating performance, therefore consolidating the feasibility of the business in the long term. EBITDA margin increased 30 basis points, from 26.0% to 26.3%. The Real Appreciation mainly explains this increase in the quarter. Although in BR GAAP EBITDA margin dropped 50 basis points, it does not represent a weakness in the operational performance; it is merely a seasonal effect due to higher selling expenses related to Pay-TV and broadband promotional campaigns and the provision for the payment of the 2004 Result Participation Plan, as the results recorded so far indicate that the Company will meet its goals for the year.

  Operating Income (EBIT) was, for the third consecutive time, the best on the Company’s history, reaching US$ 18.9 million, a 33.1% increase in relation to the US$ 14.2 million recorded in the previous quarter. This increase was mainly due to Real Appreciation, once in BR GAAP, EBIT grew by 14.3% to R$ 35.6 million and has also recorded the highest result in the Company’s history.

  Net Loss for the period was US$ 7.2 million versus a Net Loss of US$ 24.6 million in the previous quarter. This result was mainly a consequence of the impact of the Real appreciation in the period.

CONSOLIDATED EARNINGS ANALYSIS

GROSS REVENUES BREAKDOWN	3Q04	2Q04	1Q04	4Q03	3Q03

Gross Revenues	100%	100%	100%	100%	100%
Subscription	82.5%	86.2%	88.9%	88.5%	89.1%
Hook-up	1.5%	1.7%	1.4%	1.6%	1.7%
Pay Per View	3.8%	3.7%	2.4%	3.9%	3.6%
Vírtua	6.3%	5.7%	4.7%	4.1%	3.7%
Others*	5.9%	2.8%	2.7%	1.8%	1.9%

* Includes, among others, revenues from Programming Guide, Technical Assistance and Rental of Network

  Gross Revenues reached US$ 149.8 million in the 3Q04, a 10.2% increase in comparison to the US$ 135.8 million recorded in the 2Q04. The concentration of Pay-TV monthly-fee readjustments in June and September, higher PPV sales volume, Broadband subscriber base growth and the Real Appreciation were the main reasons for such increase and are set forth:

1.

Pay-TV subscription revenue totaled US$ 123.6 million versus US$ 117.1 million registered in the previous quarter, or a 5.6% increase in the period, reflecting the 1.1% growth in the subscriber base during this quarter and monthly-fees readjustments concentrated in June for the São Paulo and Rio de Janeiro regions and in September for the Southern region. Pay-TV monthly-fees readjustments are based on the IGP-M inflation rate (General Market Price Index) and have respectively accumulated in the last 12 months 5.4% and 11.5%.

2.

Average hook-up revenue (per new subscriber) presented a 13.1% negative variation, from US$ 30.27 in the previous quarter to US$ 26.31 in the 3Q04. This result is mainly due to higher Loyalty package sales, which exempt subscribers from hook-up fee in exchange of the commitment to stay in the subscriber base for no less than 12 months.

3.

Pay-Per-View Revenue in the quarter totaled US$ 5.7 million, 14.3% higher than the US$ 5.0 million posted in 2Q04. This result is mainly explained by higher single games sales of the 2004 Brazilian Soccer Championship. On a year to date comparison, PPV revenues rose by 14.5%, mainly due to higher “Brasileirão 2004” full package sales in comparison to the same period of the previous year.

4.	Broadband revenues grew by 21.9%, reaching US$ 9.5 million this quarter versus US$ 7.8 million in the previous quarter, mainly as a consequence to the 19.4% subscriber base increase this quarter.
5.

Other Revenues presented a 45.2% increase in comparison to the previous quarter, totaling US$ 8.8 million versus US$ 3.4 million in 2Q04. This increase was due to an extraordinary amount of approximately US$ 6.0 million, related to higher revenues from inventory sales made by Reyc and office space rentals by some subsidiaries. It is worth mentioning that these sales practically have no impact the Company’s EBITDA, once such revenue is fully offset by sales deductions and operating costs.

  Services and Other Taxes, that includes taxes and cancellations, closed the quarter at US$ 29.9 million, a 23.2% increase in relation to US$ 24.3 million posted in the previous quarter. Such raise is mainly a consequence of the ICMS (Value-Added Tax) on the Broadband service in the State of Rio de Janeiro. The Company was in a legal dispute against this State in order to lower the tax rate. However, it was decided to proceed with the payment of the full rate of such tax, including its past due amount. It is important to mention that the disputed proceeds were already provisioned in the Company’s balance sheet. Also, the difference remaining from the increase on this deduction is basically comprised by the difference between the rate and a higher collection due to the Pay-TV subscriber base increase.

  The abovementioned factors resulted in 7.4% higher Net Revenues in this quarter, totaling US$ 119.8 million in comparison to the US$ 111.6 million recorded in 2Q04.

COSTS AND EXPENSES RELATED TO NET REVENUE

COSTS & EXPENSES /NET REVENUES	3Q04	2Q04	1Q04	4Q03	3Q03

Net Revenues	100%	100%	100%	100%	100%
Direct Operating Expenses	55.5%	52.0%	50.9%	52.6%	55.0%
Programmers and Royalties	33.5%	34.3%	32.2%	33.9%	35.4%
Network Expenses	6.4%	6.0%	7.6%	6.7%	7.4%
Customers Relations	1.3%	1.3%	1.4%	1.6%	1.5%
Payroll and Benefits	4.7%	4.1%	4.1%	4.8%	4.9%
Other costs	9.8%	6.3%	5.6%	5.6%	5.7%
Selling, General and Admin.	18.1%	21.9%	20.9%	22.1%	18.6%
Selling	5.9%	5.0%	4.1%	5.4%	3.6%
General & Administrative	14.6%	14.6%	15.2%	15.0%	13.1%
Bad debt expense	2.2%	1.7%	2.0%	1.6%	1.2%
Goodwill impairment	0.0%	0.0%	0.0%	0.0%	0.0%
Other	-4.6%	0.6%	-0.5%	0.0%	0.6%
EBITDA	26.3%	26.0%	28.2%	25.3%	26.4%

  Direct Operating Expenses in the quarter were 14.7% higher and totaled US$ 66.6 million versus the US$ 58.1 million registered in the previous quarter. The breakdown of these expenses is detailed bellow:

1.

Programming and Royalties costs increased 4.7%, reaching US$ 40.1 million compared to US$ 38.3 million recorded in the previous quarter. The main reasons for this increase were the readjustments based on the IGP-M inflation rate in some of the programming contracts and the cost of two new channels, “SportTV 2” and “Discovery Health”.

2.

Network Expenses recorded a 13.6% increase, totaling US$ 7.6 million in the quarter versus US$ 6.7 million in the previous quarter. This increase reflects a discount of approximately R$ 1.7 million recorded in the previous quarter regarding the pole rental renegotiation for the São Paulo operation. Excluding this effect, this line would not present a significant change.

3.	Customer Relations were fairly stable this quarter at US$ 1.5 million.
4.

Payroll and Benefits Expenses posted a 23.4% increase this quarter, reaching US$ 5.6 million in comparison to the US$ 4.5 million in 2Q04, mainly due to the collective labor agreement that readjusted the payroll in approximately 6% in July, and to the provision for 2004 Result Participation Plan, as the results recorded this quarter increased the probability of the Company meeting its goals.

5.

Other Operating Expenses, including third-party services and Vírtua link, recorded a 67.1% increase, reaching US$ 11.7 million in comparison to the US$ 7.0 million recorded in the 2Q04. This increase is mainly due to the previously mentioned revenues from decoder sales, which had an impact of US$ 4.6 million, as previously mentioned, and to the Real Appreciation.

  Selling, General and Administrative Expenses (SG&A) totaled US$ 21.7 million, an 11.2% drop in comparison to the US$ 24.5 million recorded in the previous quarter. This result is broken down as follows:

1.

Selling Expenses presented a 26.7% increase this quarter, totaling US$ 7.1 million versus US$ 5.6 million 2Q04. This increase is due to higher expenses with advertising agencies media campaigns for Pay-TV and Vírtua, the highlights being the Olympic Games and Vírtua campaigns. Vírtua, besides launching its new website, promoted advertising campaigns that focused on its main advantage versus ADSL technology, the “Double Flash”, that unlike ADSL broadband, allows users to send and receive data at the hired speed.

2.

General and Administrative Expenses went up 8.0%, totaling US$ 17.5 million, due to July’s collective labor agreement occurred in July, which that increased employee’s payroll of approximately 6% and to the abovementioned provision for the Result Participation Plan.

3.	Bad Debt Expenses reached US$ 2.6 million in the 3Q04 against US$ 1.9 million in the previous quarter due to a reversion of loss provision occurred in the 2Q04.

  Other SG&A Income (Expenses) were positive US$ 5.5 million in the quarter versus a negative US$ 0.7 million result in the previous quarter. This performance is a consequence of the reversion of provision for contingencies related to ICMS in the Rio de Janeiro operation, once the Company decided to pay such tax and related past due figure in this quarter ending the legal dispute and also, two other provisions for contingencies related to fiscal and legal disputes, in which the Company had positive results, were reverted.

  The Company registered quarterly Consolidated EBITDA of US$ 31.6 million, 8.7% above the US$ 29.0 million recorded in the 2Q04. Part of this increase was due to Real appreciation, once in BR GAAP, EBITDA grew by 1.6% to R$ 95.2 million. This performance shows that the Company is able to implement its sustainable growth strategy and improve its operating performance, therefore consolidating the feasibility of the business in the long term. EBITDA margin increased 30 basis points, from 26.0% to 26.3%. The Real Appreciation mainly explains this increase in the quarter. Although in BR GAAP EBITDA margin dropped 50 basis points, it does not represent a weakness in the operational performance; it is merely a seasonal effect due to higher selling expenses related to Pay-TV and broadband promotional campaigns and the provision for the payment of the 2004 Result Participation Plan, as the results recorded so far indicate that the Company will meet its goals for the year.

1.

Pay-TV EBITDA ended the quarter with US$ 28.5 million, 9.6% above the US$ 26.0 million recorded in the previous quarter. With costs and expenses under control and a consequent maintenance of the EBITDA margin, the increase in revenue provided by monthly fee readjustments, subscriber base and PPV sales for the Brazilian Soccer Championship resulted in this higher EBITDA.

2.

Broadband EBITDA remained stable at US$ 3.1 million, although the subscriber base increase registered during the quarter. In BR GAAP, broadband EBITDA went up 13.3%, reflecting this subscribers base increase.

  Depreciation and Amortization expenses recorded a 16.6% drop in the quarter, totaling US$ 12.6 million in comparison to the US$ 15.1 million in the 2Q04. Such decrease is primarily due to the full depreciation of some assets that reached the end of its useful lives.

  As EBITDA, Operating Income (EBIT) was, for the third consecutive time, the best result on the Company’s history, reaching US$ 18.9 million, a 33.1% increase in relation to the US$ 14.2 million recorded in the previous quarter. This increase was mainly due to lower depreciation and amortization expenses and Real Appreciation, once in BR GAAP, EBIT grew by only 14.3% to R$ 35.6 million.

NET FINANCIAL RESULT

US$ Thousand	3Q04	2Q04	1Q04	4Q03	3Q03

Net Financial Result	(17,523)	(42,164)	(27,818)	(36,523)	(33,303)

Monetary indexation, net	(1,684)	(1,907)	(1,096)	(6,035)	(1,252)
Loss on exchange rate, net	26,865	(21,913)	(1,800)	2,172	(4,999)
Financial expenses	(23,170)	(20,310)	640,742	(13,490)	(30,126)
interest and charges debt	(13,186)	(12,269)	(14,547)	(7,502)	(6,060)
arrears and fine interests	(7,137)	(5,978)	(6,051)	(904)	(20,057)
interest financial expenses others	(2,847)	(2,063)	(3,042)	(5,084)	(4,008)
Other Financial expenses	(21,484)	(3,040)	(4,982)	(22,838)	3,074
Financial income	1,950	5,006	3,662	3,668	186

Other (non operating)	391	(253)	249	(1,034)	(24,486)

  Net Financial Result1,2 recorded negative US$ 17.5 million, versus US$ 42.2 million in the 2Q04. This result was the product of:

1.

Monetary indexation, net was negative US$ 1.7 million in the quarter, 11.7% better than the US$ 1.9 million expense recorded in the previous quarter. This quarterly decrease is due to IGP-M (General Market Price Index) inflation rate reduction that stood at 3.2% in the 3Q04, versus 3.7% in the previous quarter.

2.

Loss on exchange rate, net was positive US$ 26.9 million, versus a negative US$ 21.9 million in the previous quarter. This increase can be explained by the impact of the 8.0% Real appreciation over the Company’s debt denominated in foreign currency.

3.

Financial Expenses3 totaled US$ 23.2 million, a 14.1% increase in comparison to the US$ 20.3 million registered in the 2Q04. This increase is a consequence of higher interest rates in Brazil and interest expenses related to some local taxes.

4.

Other Financial Expenses reached US$ 21.5 million in this quarter versus US$ 3.0 million recorded in 2Q04. This includes the recognition of financial restructuring expenses totaling US$ 17.8 million, including financial and legal consulting services rendered during the whole restructuring process.

5.

Financial Income totaled US$ 2.0 million this quarter, versus the US$ 5.0 million recorded in the previous quarter. This decrease is related to the Real Appreciation, since the Company holds a significant portion of its cash equivalents linked to the US dollar that reduced its financial income.

6.

Other Non-Operating Expenses were positive US$ 0.4 million versus negative US$ 0.3 million in the previous quarter. The main change of the revision occurred in this line, as the net impairment of goodwill from Vicom is the most significant amount and it was previously recorded here.

  Income Tax and Social Contribution amounted an expense of US$ 2.8 million, higher than the positive result from the US$ 2.6 million in the previous quarter. This result is due to: (i) the booking of deferred tax benefits4 totaling US$ 4.7 million during 2Q04, which reduced this expense in that quarter; (ii) the non-recurring reversion of provisions for contingencies of US$ 1.2 million in 2Q04; and (iii) the reversion of US$ 1.4 million deferred taxes benefits, which were realized during 3Q04. As a consequence of such reversions and the lower profit for some operations, cash Income Tax and Social Contribution, were reduced by US$ 0.9 million, from US$ 2.6 million to US$ 1.6 million in 3Q04.

_______________________________________
1	BR GAAP: Net Financial Result in the 3Q04 was negative R$ 14.3 million, versus a negative R$ 100.7 million recorded in the previous quarter.
2	Net Financial Result = Monetary indexation, net + Loss on exchange rate, net + Debt Financial Expenses + Other Financial Expenses + Financial Income.
3	Financial expenses include interest over debt, charges and arrears interest over debt, interest on payable to suppliers and tax contingencies.
4

Deferred tax benefits are related to accumulated losses and provisions in subsidiaries that became profitable this quarter, once, according to the Brazilian Corporate Law, these benefits can only be booked once the company expects to actually be able to enjoy these benefits, i.e., when it becomes profitable.

_______________________________________

  According to FAS 144, the Company must present Vicom’s result as Discontinued Operations to reflect Vicom’s divestment. Discontinued Operations totaled US$ 6.6 million this quarter compared to US$ 0.5 million and it is explained by:

1.

Net Loss from Operations, which reflects all Vicom’s result, was US$ 0.5 million in this quarter. It is fairly stable result compared to the previous quarter if it is considered the Vicom’s result separately for 2004.

Vicom	3Q04	2QO4

Net Revenues	2,554	4,270
Direct Operating Expenses	(1,788)	(2,614)
Sellin, General and Adminstrative Expenses	(614)	(768)

EBITDA	152	888
Depreciation and Amortization	(865)	(1,268)
Loss on write-down of equipment, net	4	0

Operating Income/(Loss) – EBIT	(709)	(380)
Loss on exchange rate, net	102	(169)
Financial and Other Expenses	69	82

Net Loss/(Income)	(538)	(467)

2.	Net Loss from Sale was US$ 6.1 million in the quarter and represents the loss recognized as a consequence of Vicom’s sale occurred in August.

  Net Loss for the period was US$ 7.2 million versus a Net Loss of US$ 24.6 million in the previous quarter. This result was mainly a consequence of the impact of the Real appreciation in the period.

Debt, Capitalization and Cash

There has not been any change in the “Debt, Capitalization and Cash” section reported on November 9, 2004.

FINANCIAL STATEMENTS

Net Serviços de Comunicação S.A.
Income Statement	3Q04	2Q04	3Q03	9M04	9M03
US GAAP - (in US$ thousands)

Revenues
Subscriptions	123,596	117,078	116,456	361,807	310,941
Sign-on and hookup revenue, net	2,227	2,283	2,176	6,377	6,173
Gross sign-on and hookup fee revenue	1,252	1,166	1,393	3,710	4,405
Deferred sign-on and hookup fee revenue,net	975	1,116	783	2,667	1,768
Other services	23,936	16,487	11,997	53,687	30,915
PPV	5,699	4,986	4,696	13,935	11,890
Vfrtua	9,462	7,763	4,783	23,600	12,245
Others	8,775	3,738	2,518	16,151	6,780
Gross Revenues	149,759	135,848	130,630	421,871	348,029
Services and other taxes	(29,884)	(24,263)	(25,257)	(79,576)	(67,037)
Net Revenues	119,875	111,584	105,372	342,294	280,992
Direct Operating Expenses	(66,569)	(58,051)	(57,903)	(181,029)	(155,633)
Programming & Royalties	(40,120)	(38,323)	(37,348)	(114,179)	(100,144)
Network Expenses	(7,649)	(6,730)	(7,766)	(22,789)	(20,016)
Customers Relations	(1,502)	(1,463)	(1,601)	(4,491)	(5,027)
Payroll and Benefits	(5,579)	(4,522)	(5,207)	(14,657)	(14,286)
Other Costs	(11,720)	(7,013)	(5,981)	(24,913)	(16,160)
Selling, General and Administrative Expenses	(21,742)	(24,492)	(19,623)	(69,357)	(54,930)
Selling	(7,070)	(5,583)	(3,802)	(17,204)	(8,203)
General & administrative	(17,542)	(16,236)	(13,828)	(50,657)	(39,453)
Bad Debt Expenses	(2,593)	(1,948)	(1,313)	(6,786)	(4,938)
Other income/(expense), net	5,463	(725)	(680)	5,290	(2,336)
EBITDA	31,562	29,041	27,846	91,912	70,429

Depreciation and Amortization	(12,603)	(15,113)	(18,343)	(41,797)	(48,334)
Depreciation	(12,467)	(14,970)	(18,039)	(41,342)	(46,766)
Amortization	(136)	(143)	(304)	(454)	(1,568)
Loss on write-down of equipment, net	(86)	252	(872)	245	(1,626)
Operating Income/(Loss)	18,873	14,180	8,630	50,360	20,470

Non-operating Expenses
Monetary indexation, net	(1,684)	(1,907)	(1,252)	(4,685)	2,502
Loss on exchange rate, net	26,865	(21,913)	(4,999)	3,170	37,249
Financial expenses	(44,654)	(23,351)	(30,126)	(96,628)	(82,317)
interest and charges debt	(13,186)	(12,269)	(16,837)	(40,002)	(9,039)
arrears and fine interests	(7,137)	(5,978)	(3,220)	(19,165)	-
interest financial expenses others	(2,847)	(2,063)	(6,060)	(7,952)	(52,222)
other financial expenses	(21,484)	(3,040)	(4,008)	(29,509)	(21,056)
Financial income	1,950	5,006	3,074	10,639	6,738
Other (non-operating)	391	(253)	186	389	92

Income/(Ioss) bef. tax, investees, min. ints.	1,742	(28,237)	(24,486)	(36,755)	(15,266)
Income tax benefit, net	(2,842)	2,649	(372)	(3,380)	(1,384)

Income/(Ioss) bef. Investees, min.ints.	(1,100)	(25,589)	(24,858)	(40,135)	(16,651)
Equity in earnings	528	1,434	271	1,444	(840)

Net Loss before discontinued operations/(Income)	(573)	(24,155)	(24,587)	(38,691)	(17,491)
Discontinued operations	(6,666)	(467)	(477)	(8,168)	788
Loss (income) from operations, net of tax	(538)	(467)	(477)	(2,040)	788
Loss from sale, net of tax	(6,128)	-	-	(6,128)	-

Net Loss /(Income)	(7,239)	(24,621)	(25,064)	(46,859)	(16,703)
Net Loss /(Income)	(0.00)	(0.01)	(0.01)	(0.02)	(0.01)
Number of shares	2,028,855,530	2,028,855,530	2,028,855,530	2,028,855,531	2,028,855,532

US$ thousand	Pay-TV				Broadband				Total

	3Q04	2Q04	9M04	9M03	3Q04	2Q04	9M04	9M03	3Q04	2Q04	9M04	9M03

Gross Revenues	140,297	128,085	398,271	335,784	9,462	7,763	23,600	12,245	149,759	135,848	421,871	348,029
subscriptions	123,596	117,078	361,807	310,941	8,966	7,438	22,722	11,369	132,562	124,516	384,529	322,310
hookup fee	2,227	2,283	6,377	6,173	35	23	58	444	2,262	2,306	6,436	6,617
others	14,474	8,724	30,087	18,670	461	302	819	432	14,935	9,026	30,906	19,102
Services and other taxes	(24,783)	(22,102)	(70,494)	(64,291)	(5,101)	(2,161)	(9,082)	(2,746)	(29,884)	(24,263)	(79,576)	(67,037)
Net Revenue	115,514	105,982	327,776	271,493	4,361	5,602	14,518	9,499	119,875	111,584	342,294	280,992
Direct Operating	(64,968)	(56,983)	(177,093)	(152,562)	(1,601)	(1,068)	(3,936)	(3,071)	(66,569)	(58,051)	(181,029)	(155,633)
Selling	(4,821)	(4,198)	(12,787)	(7,635)	(2,249)	(1,385)	(4,417)	(568)	(7,070)	(5,583)	(17,204)	(8,203)
General and Administrative	(14,658)	(16,875)	(47,449)	(41,349)	2,577	(86)	2,083	(440)	(12,081)	(16,961)	(45,367)	(41,789)
Bad Debt	(2,593)	(1,939)	(6,755)	(4,326)	-	(9)	(30)	(612)	(2,593)	(1,948)	(6,786)	(4,938)
EBITDA	28,474	25,989	83,695	65,621	3,088	3,054	8,220	4,808	31,562	29,041	91,912	70,429

% of Net Revenues

Net Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Direct Operating	-56.2%	-53.8%	-54.0%	-56.2%	-36.7%	-19.1%	-27.1%	-32.3%	-55.5%	-52.4%	-27.8%	-35.6%
Selling	-4.2%	-4.0%	-3.9%	-2.8%	-51.6%	-24.7%	-30.4%	-6.0%	-5.9%	-5.1%	-17.2%	-5.4%
General and Administrative	-12.7%	-15.9%	-14.5%	-15.2%	59.1%	-1.5%	14.3%	-4.6%	-10.1%	-15.1%	-9.0%	-3.9%
Bad Debt	-2.2%	-1.8%	-2.1%	-1.6%	0.0%	-0.2%	-0.2%	-6.4%	-2.2%	-1.6%	-0.5%	-6.8%
EBITDA Margin	24.6%	24.5%	25.5%	24.2%	70.8%	54.5%	56.6%	50.6%	26.3%	25.8%	45.6%	48.2%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.